Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-253451

Issuer Free Writing Prospectus, dated February 27, 2023

THE WILLIAMS COMPANIES, INC.

$750,000,000 5.400% Senior Notes due 2026

$750,000,000 5.650% Senior Notes due 2033

PRICING TERM SHEET

Dated: February 27, 2023

Issuer:	The Williams Companies, Inc.
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Pricing Date:	February 27, 2023
Settlement Date:	March 2, 2023 (T + 3)
Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of our outstanding commercial paper notes or other near-term debt maturities.

	Notes due 2026	Notes due 2033

Security Type:	$750,000,000 5.400% Senior Notes due 2026	$750,000,000 5.650% Senior Notes due 2033

Maturity Date:	March 2, 2026	March 15, 2033

Interest Payment Dates:	March 2 and September 2, commencing September 2, 2023	March 15 and September 15, commencing September 15, 2023

Principal Amount:	$750,000,000	$750,000,000

Benchmark Treasury:	4.000% due February 15, 2026	3.500% due February 15, 2033

Benchmark Treasury Price:	98-19 5/8	96-19+

Benchmark Treasury Yield:	4.504%	3.914%

Spread to Benchmark Treasury:	+ 93 bps	+ 175 bps

Re-Offer Yield:	5.434%	5.664%

Coupon:	5.400%	5.650%

Public Offering Price:	99.907% of the principal amount	99.891% of the principal amount

Make-Whole Call:	T+15 bps (prior to March 2, 2026)	T+30 bps (prior to December, 15, 2032)

Par Call	Not applicable	On or after December 15, 2032

CUSIP / ISIN:	969457 CH1 / US969457CH11	969457 CJ7 / US969457CJ76

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BofA Securities, Inc.

BOK Financial Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Tuohy Brothers Investment Research, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about March 2, 2023, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611; J.P. Morgan Securities LLC (collect) at 1-212-834-4533; Mizuho Securities USA LLC toll-free at 1-866-271-7403 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.